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PROSPECTUS SUPPLEMENT
(To Prospectus dated September 21, 2001)

$250,000,000

7.875% QUARTERLY INTEREST BONDS DUE 2032 (QUIBS*)

Interest payable on March 1, June 1, September 1 and December 1

We are offering $250,000,000 of our 7.875% Quarterly Interest Bonds Due 2032. The bonds will mature on March 1, 2032. We will pay interest on the bonds on March 1, June 1, September 1 and December 1 of each year. The first interest payment on the bonds will be made on June 1, 2002. We may redeem the bonds, in whole or in part, at any time after February 28, 2007 at a redemption price equal to the principal amount being redeemed plus any accrued and unpaid interest. The bonds are senior unsecured securities and rank without preference or priority among themselves and equally with all of our existing and future unsecured and unsubordinated indebtedness.

We intend to apply to have the bonds listed on the New York Stock Exchange, and we expect trading in the bonds on the New York Stock Exchange to begin within 30 days after the original issue date.

Investing in the bonds involves risks that are described in the "Risk Factors" section beginning on page S-7 of this prospectus supplement.

PRICE 100% AND ACCRUED INTEREST, IF ANY

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Company
Per bond	100.00%	3.15%	96.85%
Total	$250,000,000	$7,875,000	$242,125,000

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the prospectus to which it relates is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters may purchase up to an additional $37,500,000 aggregate principal amount of bonds within 30 days from the date of this prospectus supplement to cover over-allotments.

The underwriters expect to deliver the bonds to purchasers through The Depository Trust Company, the Euroclear System or Clearstream Banking, société anonyme, Luxembourg on or about February 28, 2002.

*QUIBS is a servicemark of Morgan Stanley Dean Witter & Co.

MORGAN STANLEY
MERRILL LYNCH & CO.
SALOMON SMITH BARNEY
UBS WARBURG LLC
CREDIT SUISSE FIRST BOSTON

February 25, 2002

        You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

        Unless otherwise indicated or unless the context requires otherwise, all references in this prospectus supplement to "UtiliCorp," "we," "our," "us," or similar references mean UtiliCorp United Inc. and its subsidiaries. All references to "EBIT" in this prospectus supplement refer to earnings before interest and taxes. EBIT is presented as an additional measure of our ability to service our debt and to fund expenditures. It is not a measure of operating results, but is derived from our consolidated financial statements. It should not be considered in isolation or as a substitute for a measure of performance prepared in accordance with generally accepted accounting principles, or "GAAP," in the United States and is not indicative of operating income or cash flow from operations as determined under GAAP. In addition, EBIT may not be comparable with other companies' EBIT due to different ways in which EBIT may be defined.

i

SUMMARY

        This summary highlights information contained elsewhere in this prospectus supplement and the accompanying prospectus. This summary may not contain all of the information that may be important to you. You should read the entire prospectus supplement and the accompanying prospectus carefully before making an investment decision.

Our Company

        We are a multinational energy and energy solutions provider headquartered in Kansas City, Missouri. We currently operate regulated networks or merchant businesses on three continents. Our businesses are organized into two groups consisting of our Merchant Services and Global Networks Group.

Merchant Services

        Merchant Services consists primarily of our 100% ownership interest in Aquila, Inc., which markets and trades wholesale natural gas, electricity and other commodities, and deals in a wide range of energy-related financial and risk management products and services in North America and Western Europe. Aquila also owns, operates, and contractually controls electric power generation assets, natural gas gathering, transportation, processing and storage assets, and a coal blending, storage and handling facility. According to statistics published in Natural Gas Week, as of September 30, 2001, Aquila was the sixth largest marketer of natural gas and eighth largest marketer of power in North America.

        The following table summarizes Aquila's recent volumes.

	Years Ended December 31,
	2001	2000	1999
Physical gas volumes marketed per day (Bcf/d)	13.5	12.0	10.5
Electricity marketing volumes (MMWhs)	350.0	189.9	236.5
Gas throughput volumes per day (MMcf/d)	381	449	548

Bcf/d = one billion cubic feet per day

MMWhs = one million megawatt hours

MMcf/d = one million cubic feet per day

Global Networks Group

        Our Global Networks Group includes our International Networks, consisting of our international regulated electric and gas operations in Canada, Australia and New Zealand, and our Domestic Networks. In the United States, we provide gas and/or electricity to approximately 1.3 million customers in seven midwestern states: Colorado, Iowa, Kansas, Michigan, Minnesota, Missouri and Nebraska.

        The following table summarizes sales, volumes and customers for our domestic electric network utility generation, transmission and distribution businesses.

	Years Ended December 31,			3 Year Compounded Annual Growth Rate
	2001	2000	1999
Sales (in millions)	$758.2	$717.6	$675.4	6.0%
Volumes (Megawatt Hours in thousands)	13,143	12,173	12,043	4.5%
Customers at Period End	430,926	408,493	349,306	11.1%

        The following table summarizes sales, volumes and customers for our domestic gas network businesses.

	Years Ended December 31,			3 Year Compounded Annual Growth Rate
	2001	2000	1999
Sales (in millions)	$964.3	$826.5	$638.2	22.9%
Volumes (MMcf)	216,559	241,708	247,831	(6.5)%
Customers at Period End	874,038	862,716	831,171	2.5%

        Internationally, we own interests in electric and natural gas utilities and communications networks in Australia and New Zealand which serve approximately 2.3 million customers, and we provide electric distribution services to approximately 517,000 customers in Canada. Our Domestic Networks also include our approximately 38% interest in Quanta Services Inc., a publicly traded company (NYSE:PWR) that is a leading provider of field services to utilities, telecommunications and cable television companies, and government agencies and our domestic communications business, which is currently limiting its build-out to the Kansas City market.

Our Strategy

        Our overall strategy is to be a premier energy and energy solutions provider through the growth and management of network assets and our merchant business. We also intend to continue our "invest, optimize and monetize" philosophy in which we seek to identify and invest in attractive assets and optimize the structure, operation and performance of our existing assets and our new investments. We then selectively monetize the value we have created in these assets and reinvest that capital in other investments. We believe this strategy will enable us to enhance shareholder value, particularly with the recombination of the financial strength of UtiliCorp with the growth opportunities of Aquila. With its larger asset base, higher earnings and cash flow, the combined company will have more efficient access to capital to execute our vision.

        In connection with the recombination of UtiliCorp and Aquila (as more fully described in Recent Developments on page S-3), our board decided that a combined company would be best served by embracing Aquila's merchant strategy and utilizing the financial strength, asset base, earnings and cash flow, and access to capital of the combined company to support this strategy. As a part of this strategy, we expect to pursue acquisitions and investments that leverage our commodity services capability and allow us to further develop risk management products for our clients. We also intend to monetize portions of our global networks business over time with the goal of shifting capital from our lower-growth networks assets to higher-growth opportunities, while at the same time retaining a sufficient portion of our networks business to maintain stable cash flows. As part of our commitment to further broaden our strategy to focus on the merchant business, our board authorized us to change our corporate name to Aquila, Inc., which is expected to occur in March 2002.

        Our Global Networks Group is expected to continue to grow through international mergers and acquisitions, such as the Midlands acquisition described below. Historically, we have attempted to mitigate risks associated with international investments by limiting our capital investment to the amount required to gain operating control of assets and by focusing on countries with stable political and economic environments. In order to optimize the value of our investments, we generally seek to finance our international investments with local currencies, and, when feasible, we make these investments through joint ventures with local strategic financial partners. This structure allows us to leverage our operating skills with our partners' financial resources and local political knowledge.

        Merchant Services intends to selectively pursue profitable opportunities created by the unbundling and restructuring initiatives in the wholesale commodity markets, including the natural gas and power markets. By leveraging our knowledge base from our active participation in the natural gas and power markets, we will continue to capitalize on opportunities in the U.S. and Europe and trading in other commodities. We believe that the exit of Enron Corporation from the merchant sector has created an important opportunity for us to expand our client base for energy-related financial and risk management products and services.

Recent Developments

        Aquila IPO and Recombination.    In April 2001, Aquila completed an initial public offering (or IPO) in which it sold 14,225,000 shares, and we sold 5,750,000 shares, of Aquila's Class A common stock to the public at $24 per share. Aquila received net proceeds of approximately $316 million and we received net proceeds of approximately $130 million from the IPO. After the IPO, we held all of Aquila's Class B common stock, representing approximately 80% of all of the outstanding shares of Aquila's Class A and Class B common stock combined and approximately 98% of the combined voting power of Aquila's voting stock.

        In connection with Aquila's IPO, we announced that it was then our current intention to complete a spin-off of our remaining interest in Aquila within 12 months of the IPO. We indicated, however, that we would not complete the spin-off if our board of directors determined that doing so was no longer in the best interests of UtiliCorp and its stockholders. The IPO initially achieved our objectives and resulted in the realization of significant value. It clarified, highlighted and focused Aquila's strategy internally and with investors. Despite Aquila's significant earnings growth and the value created, the recent downturn in general economic conditions and the merchant sector since Aquila's IPO ultimately caused us to cancel our plan to spin-off Aquila as an independent public company.

        On January 4, 2002, we completed an offer to the public shareholders of Aquila to exchange each share of Aquila's common stock held by them for 0.6896 of a share of our common stock. The exchange offer was promptly followed by a short-form merger of Aquila with a subsidiary of UtiliCorp pursuant to which each share of Aquila held by the public (other than by persons who properly perfect appraisal rights under Delaware law) was exchanged for 0.6896 of a share of our common stock.

        Pending Litigation.    There was a consolidated lawsuit filed in connection with the Aquila recombination. The plaintiff's initial claims for equitable relief have been denied by the courts, and we do not believe that this pending litigation will have an outcome materially adverse to us. The holders of certificates formerly representing approximately 1.8 million shares of Aquila common stock have advised us they intend to seek appraisal rights.

        On February 19, 2002, we filed a lawsuit seeking a declaratory judgment in support of our interpretation of the terms of two indemnity agreements. These agreements relate to surety bonds issued to support our obligations under two long-term, physical gas supply contracts. The maximum amount the insurer could be required to pay under the surety bonds is approximately $570 million. The dispute is whether the surety may require collateral from us or be discharged of its obligations in the absence of any actual or potential liability under the surety bonds. We believe that we are fully performing under the gas purchase agreements and are unaware of any potential defaults in the future. We believe that there is no merit to the surety's position and that the court will agree with our interpretation of the indemnity agreements.

        Pending Acquisition of Midlands.    We have entered into an agreement to purchase Midlands Electricity plc, a United Kingdom electricity network from FirstEnergy Corp. The price of this investment is approximately $362 million, plus the assumption of approximately $1.7 billion of debt that would be non-recourse to us. If consummated, we expect to account for this acquisition using the equity method of accounting. Under terms of our agreement, if the transaction is not completed by April 26, 2002, either party may terminate the transaction. Although we have received the necessary regulatory approvals, those approvals require that we have a financial partner. We are currently in discussions with FirstEnergy to modify our agreement to allow us to complete the transaction in a manner consistent with the regulatory approvals, and expect that it will close in March 2002.

        Dispute with Quanta.    We are presently arbitrating a dispute with Quanta regarding our right to acquire shares of Quanta. We have also informed Quanta's board of directors that we intend to present an opposition slate of directors at Quanta's 2002 annual meeting of shareholders.

        Enron Bankruptcy.    On December 2, 2001, Enron Corporation filed for bankruptcy under Chapter 11 of the U.S. Bankruptcy Code. We recorded an after-tax reserve in the fourth quarter of approximately $40 million related to credit relationships we had with Enron. The absence of Enron from the merchant business has not had a material adverse effect on our trading operations, and we believe it has created opportunities for us to expand our commodity risk management products and services business.

        Common Stock Offering.    On January 30, 2002 we issued 12,500,000 shares of our common stock to the public in an underwritten offering. The price to the public was $23.00 per share and raised net proceeds of approximately $278 million before expenses.

        2001 Earnings.    On February 25, 2002, we filed a current report on Form 8-K with the Securities and Exchange Commission that contains our audited financial statements for the year ended December 31, 2001 as well as our analysis of those financial statements. See "Where You Can Find More Information" on page 3 of the accompanying prospectus for instructions about how you may obtain this report.

        A detailed description of our businesses is included in the documents filed by us with the SEC, which we have incorporated by reference into this prospectus supplement. See "Where You Can Find More Information" beginning on page 3 of the accompanying prospectus.

Selected Financial Data

        We are providing the following selected financial information to assist you in analyzing an investment in the bonds. We derived the financial information presented below as of, and for each of the three years in the period ended December 31, 2001, from our audited consolidated financial statements.

        The financial information below should be read in conjunction with the historical consolidated financial statements and related notes contained in the annual, quarterly and other reports filed by us with the SEC, which we have incorporated by reference into this prospectus supplement and the accompanying prospectus.

Selected Consolidated Financial Summary

	As of and for the Year Ended December 31
	2001(1)	2000(2)	1999
	(in millions, except per share amounts)
Income Statement Data:
Sales	$40,377	$28,975	$18,622
Earnings before interest and taxes	705	540	414
Net income	279	207	161
Basic earnings per common share	2.49	2.22	1.75
Diluted earnings per common share	2.42	2.21	1.75
Cash dividends per common share	1.20	1.20	1.20
Balance Sheet Data:
Current assets	4,807	6,867	2,272
Property, plant and equipment, net	3,412	3,135	3,665
Total assets	11,948	14,027	7,539
Short-term debt	549	501	249
Long-term debt (including current maturities)	2,327	2,398	2,245
Company-obligated preferred securities (including current maturities)	350	450	350
Common shareholder's equity	2,552	1,800	1,525

(1)
In 2001, we (a) recorded a $110.8 million gain on the sale of 5.75 million shares of Aquila's Class A common stock (EBIT and net income reflect our 80% ownership of Aquila from April 24, 2001 to December 31, 2001); (b) wrote off exposure related to the Enron bankruptcy of $35.0 million in Merchant Services and $31.8 million in Domestic Networks; (c) recorded charges of $16.5 million in our communications business related to preliminary system design and leases in markets we do not intend to develop; and (d) recorded charges of $11.5 million in our Australian networks related to valuation allowances on certain deferred taxes and collectibility of certain receivables.

(2)
In 2000, we recorded $27.2 million of reserves for impairments and other charges relating to underperforming pipeline assets, investments in retail assets in the United Kingdom, certain information technology assets, corporate intangibles and our construction of communications fiber-optic networks. We also recorded a $44.0 million gain on the sale of a 34% interest in Uecomm Limited to the public.

Selected Historical and Unaudited Pro Forma Consolidated Condensed Financial Data

        We are providing the following selected historical and unaudited pro forma consolidated condensed financial data to show what our results of operations and financial position might have been had the recombination with Aquila been completed at an earlier date. The unaudited pro forma income statement data for the year ended December 31, 2001 gives effect to the recombination as if we had owned 100% of Aquila throughout 2001.

        We are providing the following pro forma information for illustrative purposes only. This information does not purport to be indicative of (a) the results of operations or financial position which would have been achieved if the recombination had been completed at the beginning of the period or as of the date indicated or (b) the results of operations or financial position which may be achieved in the future. This information also does not reflect the effect of any payment that may be required to be made in connection with the exercise of appraisal rights by former Aquila stockholders under Delaware law. The holders of certificates formerly representing approximately 1.8 million shares of Aquila common stock have advised us they intend to seek appraisal rights.

	Year Ended December 31, 2001
	Historical	Pro Forma
	(in millions, except per share amounts)
Income Statement Data:
Sales	$40,377	$40,377
Earnings before interest and taxes (1)	705	731
Net income and earnings available for common shares (1)	279	306
Basic earnings per common share	2.49	2.45
Diluted earnings per common share	2.42	2.38
	As of December 31, 2001
	Historical	Pro Forma
	(in millions)
Balance Sheet Data:
Current assets	4,807	4,807
Property, plant and equipment, net	3,412	3,412
Total assets (2)	11,948	12,161
Short-term debt	549	549
Long-term debt (including current maturities)	2,327	2,327
Company-obligated preferred securities (including current maturities)	350	350
Common shareholders' equity (3)	2,552	2,879

(1)
Includes the elimination of $26.4 million of minority interest in income of Aquila for the year ended December 31, 2001.

(2)
We have allocated the excess of the aggregate purchase price paid for Aquila's Class A shares over 20% of the carrying value of Aquila's assets and liabilities to goodwill.

(3)
We exchanged approximately 12.6 million shares of UtiliCorp common stock, with a value of $26.03 per share, for all 19,975,000 outstanding Class A shares of Aquila, resulting in an aggregate purchase price of $359.0 million, including the recording of an estimated $32.0 million liability for payment to dissenting Aquila shareholders.

RISK FACTORS

        In deciding whether to purchase bonds in this offering, you should read carefully this prospectus supplement, the accompanying prospectus and the documents we incorporate by reference into this prospectus supplement and the accompanying prospectus. You should also carefully consider the following factors:

We are exposed to market risk and may incur losses from marketing and trading operations.

        Merchant Services routinely enters into financial contracts to position its trading portfolios. These trading portfolios consist of physical and financial gas, electricity, coal, other commodities and interest rate contracts. These contracts take many forms including futures, swaps and options. If the values of these contracts change in a direction or manner that we do not anticipate, we could realize substantial losses as a result of trading activities. We currently enter into financial contracts to hedge or limit our exposure to trading losses. However, these strategies may not prove to be effective and we may still incur substantial losses.

        Although we strictly adhere to established trading guidelines and carefully quantify our market risk using advanced methodologies, you cannot be assured that losses attributable to trading activities will not be material to us. In connection with Merchant Services marketing and trading activities, we often extend credit to trading counterparties. While significant credit analysis is performed prior to the extension of credit, the risk exists that parties with whom we enter into contracts might fail to perform their obligations, which could affect our financial results.

We may not be able to make the strategic acquisitions we anticipate or successfully integrate businesses we acquire into our operations.

        A major part of our growth strategy involves making strategic acquisitions. In addition, businesses we do acquire must be integrated into our operations. Our ability to successfully make strategic acquisitions and investments will depend on: (1) the extent to which acquisitions and investment opportunities become available; (2) our success in bidding for the opportunities that do become available; and (3) as described more fully below, our access to capital and the terms upon which we obtain capital. In addition, if we are unable to make strategic investments, our business objectives may be impaired. Our ability to successfully integrate acquired businesses into our operations will depend on: (1) the adequacy and execution of our implementation plans; (2) the ability to achieve desired operating efficiencies; and (3) regulatory approval of the acquisitions on favorable terms. If we are unable to successfully integrate new businesses into our operations, we could experience increased costs and thus lower returns or losses on our investments.

Any reduction in our credit ratings could materially adversely affect our financial condition.

        Our senior unsecured debt has been assigned a rating by Standard & Poor's Rating Services (S&P) of "BBB" (stable outlook), by Moody's Inc. of "Baa3" (positive outlook) and by Fitch, Inc. of "BBB" (negative outlook). While our merchant business has a higher level of risk than our networks business, we will seek to maintain a solid investment grade rating through prudent capital management and financing structures. However, we cannot assure you that any of our current ratings will remain in effect for any given period of time or that a rating will not be lowered or withdrawn entirely by a rating agency if, in its judgment, circumstances in the future so warrant. Any downgrading could have a material adverse effect on our financial condition and our ability to transact our trading business and other operations. While the foregoing indicates the ratings from these agencies, we note that these ratings are not a recommendation to buy, sell or hold our securities and that each rating should be evaluated independently of any other rating.

Current industry conditions may adversely affect our prospects.

        The recent bankruptcy of Enron Corporation has created a heightened concern regarding the creditworthiness of counterparties in energy-related transactions. Counterparties to contracts entered into by our Global Networks Group and Merchant Services could be among those impacted by Enron's bankruptcy or otherwise. If these counterparties are impacted adversely, they may not be able or may refuse to perform under the contracts they have with us, which could adversely impact our operations and financial results.

        The concern over counterparty creditworthiness has also generated a need for additional liquidity among energy companies. We have taken steps to respond to these conditions by issuing shares of common stock and are taking additional steps to respond by reducing our planned capital expenditures. However, we cannot assure you that conditions in the energy and capital markets will not continue and may adversely affect our ability to conduct and expand our trading operations and affect our operating results.

We may not be able to implement our strategy if we are unable to access capital at competitive rates.

        If we are not able to access capital at competitive rates, our growth strategy will be adversely affected. A number of factors could affect our ability to access capital including: (1) general economic conditions; (2) capital markets conditions; (3) market prices for electricity and gas; (4) the overall health of the utility and energy merchant industries; (5) our ability to maintain our investment-grade credit ratings; and (6) our capital structure.

FORWARD LOOKING STATEMENTS

        Many of the statements we make in this prospectus supplement, the accompanying prospectus, and the statements contained in documents we are incorporating by reference are "forward looking statements." These forward looking statements generally can be identified by the use of statements that include words such as "believe," "expect," "anticipate," "should," "intend," "plan," "foresee," "likely," "may," "will" or other similar words or phrases. Similarly, statements that describe our objectives, plans or goals are or may be forward looking statements and are based on assumptions and estimates that we believe are reasonable. All forward looking statements involve risks and uncertainties. In particular, any statements with respect to forecasts, future business strategies and performance are subject to known and unknown risks, uncertainties and contingencies, many of which are beyond our control, which may cause actual forecasted results, performance or achievements to differ materially from anticipated results, performance or achievements. We describe below various risk factors and uncertainties that might affect these forward looking statements:

  •
  Our businesses and results of operations may be negatively impacted by adverse changes to general economic conditions and to conditions in the industries in which we operate.

  •
  Our businesses are weather-sensitive. Weather can affect results significantly to the extent that temperatures differ from normal.

  •
  We are exposed to market risk, which may cause us to incur losses from our commodity services operations.

  •
  We may not be able to implement our strategy if we are unable to access or generate capital at competitive rates.

  •
  The failure to maintain our investment grade bond rating would increase our borrowing costs.

  •
  The timing and extent of changes in interest rates could affect our financial results.

  •
  We may not be able to successfully integrate acquired businesses into our operations.

  •
  The volatility of natural gas and natural gas liquids prices can significantly affect the earnings contribution from the Capacity Services segment of Merchant Services.

  •
  The pace of well connections to our gas gathering system can affect the earnings contribution from the Capacity Services segment of Merchant Services.

  •
  Our development of merchant power plants may not be successful or profitable.

  •
  The pace and degree of regulatory changes in the U.S. and abroad can affect new business opportunities and the intensity of competition.

  •
  The value of the U.S. dollar relative to the British pound, Canadian dollar, Australian dollar and New Zealand dollar can affect financial results from our foreign operations.

  •
  The inability to pass through increased fuel and purchased power costs in certain regulatory jurisdictions may affect the results of operations of our networks. The modification of regulations or historical practices in other jurisdictions in which we rely upon our ability to recover our costs from our customers could adversely affect our earnings.

  •
  The result of future rate proceedings will affect future earnings of our network business.

  •
  Expansion of electric markets in the United Kingdom and Europe will increase both opportunity and competition in marketing and trading activities.

  •
  The construction of communications fiber optic networks and start-up operations of our communication business will have a negative effect on earnings over the near term.

  •
  Current declines in the market value of certain investments may become other than temporary.

        Additional factors that might affect our forward looking statements are included in our most recently filed Quarterly Report on Form 10-Q, Current Reports on Form 8-K and Annual Report on Form 10-K. The factors described above, in the documents we have incorporated by reference and in the "Risk Factors" section of this prospectus supplement are not necessarily all of the important factors that could cause actual results, performance or achievements to differ materially from those expressed in, or implied by, our forward looking statements. Other unknown or unpredictable factors also could have material adverse effects on our future results, performance or achievements. Accordingly, our actual results may differ from those expressed in, or implied by, our forward looking statements. We undertake no obligation to publicly update any forward looking statements, whether as a result of new information, future events or circumstances or otherwise.

USE OF PROCEEDS

        The proceeds to us from the sale of the bonds in this offering are expected to be approximately $242.1 million ($278.4 million if the underwriters exercise in full their over-allotment option to purchase additional bonds) after deducting the underwriters' discount but before deducting the expenses of this offering. We intend to use the net proceeds to settle up to $220.0 million of receivables sold in connection with the termination of one of our accounts receivable sales programs and any balance will be used for the repayment of our short-term indebtedness incurred for general corporate purposes. Our short-term indebtedness (excluding current maturities of long-term debt) totaled approximately $548.6 million as of December 31, 2001, and had a weighted average interest rate of approximately 3.10%.

RATIO OF EARNINGS TO FIXED CHARGES

        Our ratio of earnings to fixed charges for each of the periods indicated is as follows:

	Years Ended December 31,
	2001	2000	1999	1998	1997
Ratio of Earnings to Fixed Charges	2.84	2.05	2.03	2.01	2.29

        The ratio of earnings to fixed charges represents the number of times fixed charges are covered by earnings. For the purpose of these ratios, earnings consist of income before provisions for income taxes and fixed charges less undistributed earnings in equity investments. For this purpose, fixed charges comprise (1) interest on all indebtedness and amortizations of debt discount and expense, (2) interest capitalized and (3) an interest factor attributable to rentals.

CAPITALIZATION

        The following table sets forth our short-term debt and capitalization as of December 31, 2001 on an actual basis and on an unaudited adjusted basis reflecting (a) the sale of 12,500,000 shares of our common stock on January 30, 2002 (b) the recombination with Aquila as described in the Summary to this Prospectus Supplement and (c) the sale of $250 million of our bonds pursuant to this offering and the application of the net proceeds as described under "Use of Proceeds."

	As of December 31, 2001
	Actual	As Adjusted	% Capitalization
	(In millions)
Short-term debt	$548.6	$249.0	3.9%
Long-term debt, including current maturities	2,327.0	2,577.0	40.7%
Company-obligated preferred securities, including current maturities	350.0	350.0	5.5%
Common shareholders' equity	2,551.6	3,156.3	49.9%

Total capitalization	$5,777.2	$6,332.3	100.0%

DESCRIPTION OF BONDS

        The following description of the particular terms of the bonds offered by this prospectus supplement may add, update or change the description of the general terms and provisions of bonds contained in the prospectus.

General

        We are issuing $250 million ($287.5 million if the underwriters exercise in full their over-allotment option to purchase additional bonds) of bonds under an indenture, dated as of August 24, 2001, as supplemented by a First Supplemental Indenture, dated as of February 28, 2002 between UtiliCorp United Inc. and Bank One Trust Company, NA. The bonds will be direct, unsecured obligations and will rank without preference or priority among themselves and equally with all of our existing and future unsecured and unsubordinated indebtedness. The bonds will mature on March 1, 2032.

        The bonds will be issued in denominations of $25 and integral multiples of $25. We will pay interest on the bonds from February 28, 2002 at the rate per annum set forth on the cover page of this prospectus supplement, on March 1, June 1, September 1 and December 1 of each year, commencing June 1, 2002, to the person in whose name the bond was registered at the close of business on the preceding February 15, May 15, August 15 and November 15, respectively, subject to certain exceptions.

        Interest on the bonds will be computed on the basis of a 360-day year of twelve 30-day months. If any interest payment date or maturity date falls on a day that is not a business day, the payment due on the interest payment date or maturity date will be made on the next business day, as if it were made on the date such payment was due and no additional interest will accrue on the amount after the interest payment date or maturity date. Payments of principal of and interest on the bonds will be made by us through the Trustee to the Depositary. See "—Book-Entry, Delivery and Form." As used in this prospectus supplement, "business day" means any day, other than a Saturday or Sunday, that is not a day on which banking institutions are authorized or required by law or executive order to close in New York City.

Book-Entry, Delivery and Form

        The bonds will be issued in the form of one or more fully registered Global Bonds (collectively, the "Global Bonds"), which will be deposited with, or on behalf of, The Depository Trust Company, New York, New York (the "Depository" or "DTC") and registered in the name of Cede & Co., the Depository's nominee. Beneficial interests in the Global Bonds will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in the Depository. Investors may elect to hold interests in the Global Bonds through DTC, Clearstream Banking, société anonyme, Luxembourg, formerly Cedelbank ("Clearstream"), or Euroclear Bank S.A./NV as operator of the Euroclear System ("Euroclear") if they are participants of such systems, or indirectly through organizations which are participants in such systems. Clearstream and Euroclear will hold interests on behalf of their participants through customers' securities accounts in Clearstream's and Euroclear's names on the books of their respective depositaries. Clearstream's and Euroclear's depositaries (in such capacities, the "U.S. Depositaries") will hold interests in customers' securities accounts in the depositaries' names on the books of the Depository. Except as set forth below, the Global Bonds may be transferred, in whole and not in part, only to another nominee of the Depository or to a successor of the Depository or its nominee. The transfer of Global Bonds may be made at the office of the Registrar according to the rules of the clearing systems.

        DTC has provided us with the following information: DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds securities that its participants deposit with DTC. DTC also facilitates the settlement among direct participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in direct participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations, and other organizations. DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks, and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly. The rules applicable to DTC and its participants are on file with the Securities and Exchange Commission.

        Clearstream has advised that it is incorporated under the laws of the Grand Duchy of Luxembourg as a professional depositary. Clearstream holds securities for its participating organizations ("Clearstream Participants"). Clearstream facilitates the clearance and settlement of securities transactions between Clearstream Participants through electronic book-entry changes in accounts of Clearstream Participants, eliminating the need for physical movement of certificates. Clearstream provides to Clearstream Participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream interfaces with domestic markets in several countries. As a professional depositary, Clearstream is subject to regulation by the Luxembourg Commission for the Supervision of the Financial Sector (CSSF). Clearstream Participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Indirect access to Clearstream is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Clearstream Participant, either directly or indirectly.

        Distributions, to the extent received by the U.S. Depositary for Clearstream, with respect to the bonds held beneficially through Clearstream will be credited to cash accounts of Clearstream Participants in accordance with its rules and procedures.

        Euroclear has advised that it was created in 1968 to hold securities for its participants ("Euroclear Participants") and to clear and settle transactions between Euroclear Participants through simultaneous electronic book-entry delivery against payment, eliminating the need for physical movement of certificates and eliminating any risk from lack of simultaneous transfers of securities and cash. Euroclear provides various other services, including securities lending and borrowing and interfaces with domestic markets in several countries. Euroclear is operated by Euroclear Bank S.A./NV (the "Euroclear Operator"), under contract with Euroclear Clearance Systems S.C., a Belgian cooperative corporation (the "Cooperative"). All operations are conducted by the Euroclear Operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator not the Cooperative. The Cooperative establishes policy for Euroclear on behalf of Euroclear Participants. Euroclear Participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the underwriters. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear Participant, either directly or indirectly.

        The Euroclear Operator has advised us that it is licensed by the Belgian Banking and Finance Commission to carry out banking activities on a global basis. As a Belgian bank, it is regulated and examined by the Belgian Banking Commission.

        Securities clearance accounts and cash accounts with the Euroclear Operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, and applicable Belgian law (collectively, the "Terms and Conditions"). The Terms and Conditions govern transfers of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear, and receipts of payments with respect to securities in Euroclear. All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear Operator acts under the Terms and Conditions only on behalf of Euroclear Participants and has no record of or relationship with persons holding through Euroclear Participants.

        Distributions, to the extent received by the U.S. Depositary for Euroclear, with respect to bonds held beneficially through Euroclear will be credited to the cash accounts of Euroclear Participants in accordance with the Terms and Conditions.

        Individual certificates in respect of bonds will not be issued in exchange for the Global Bonds, except in very limited circumstances. If Euroclear, Clearstream or DTC notifies us that it is unwilling or unable to continue as a clearing system in connection with a Global Bond or, in the case of DTC only, DTC ceases to be a clearing agency registered under the Securities Exchange Act, and in each case we do not appoint a successor clearing system within 90 days after receiving such notice from Euroclear, Clearstream or DTC or on becoming aware that DTC is no longer so registered, we will issue or cause to be issued individual certificates in registered form on registration of, transfer of or in exchange for book-entry interests in the bonds represented by such Global Bond upon delivery of such Global Bond for cancellation.

        Title to book-entry interests in the bonds will pass by book-entry registration of the transfer within the records of Euroclear, Clearstream or DTC, as the case may be, in accordance with their respective procedures. Book-entry interests in the bonds may be transferred within Euroclear and within Clearstream and between Euroclear and Clearstream in accordance with procedures established for these purposes by Euroclear and Clearstream. Book-entry interests in the bonds may be transferred within DTC in accordance with procedures established for this purpose by DTC. Transfers of book-entry interests in the bonds between Euroclear and Clearstream and DTC may be effected in accordance with procedures established for this purpose by Euroclear, Clearstream and DTC.

Global Clearance and Settlement Procedures

        Initial settlement for the bonds will be made in immediately available funds. Secondary market trading between DTC Participants will occur in the ordinary way in accordance with Depository rules. Secondary market trading between Clearstream Participants and/or Euroclear Participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Clearstream and Euroclear and will be settled using the procedures applicable to conventional Eurobonds in immediately available funds.

        Cross-market transfers between persons holding directly or indirectly through the Depository on the one hand, and directly or indirectly through Clearstream or Euroclear Participants, on the other, will be effected in the Depository in accordance with the Depository rules on behalf of the relevant European international clearing system by its U.S. Depositary. However, a cross-market transfer will require delivery of instructions to the relevant European international clearing system, by the counterparty in such European international clearing system, in accordance with its rules and procedures and within its established deadlines (European time). The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to its U.S. Depositary to take action to effect final settlement on its behalf by delivering or receiving bonds in the Depository and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to the Depository. Clearstream Participants and Euroclear Participants may not deliver instructions directly to their respective U.S. Depositaries.

        Because of time-zone differences, credits of bonds received in Clearstream or Euroclear as a result of a transaction with a DTC Participant will be made during subsequent securities settlement processing and dated the business day following the Depository settlement date. Credits or any transactions of the type described above settled during subsequent securities settlement processing will be reported to the relevant Euroclear or Clearstream Participants on the business day that the processing occurs. Cash received in Clearstream or Euroclear as a result of sales of bonds by or through a Clearstream Participant or a Euroclear Participant to a DTC Participant will be received with value on the Depository settlement date but will be available in the relevant Clearstream or Euroclear cash account only as of the business day following settlement in the Depository.

        Although the Depository, Clearstream and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of bonds among participants of the Depository, Clearstream and Euroclear, they are under no obligation to perform or continue to perform these procedures. The foregoing procedures may be changed or discontinued at any time.

Redemption

        We may redeem the bonds, in whole or in part, at any time after February 28, 2007, upon not less than 30 nor more than 60 days' notice, at a redemption price equal to 100% of their principal amount being redeemed plus any accrued and unpaid interest.

        If we elect to redeem less than all the bonds, then the Trustee will select the particular bonds to be redeemed in a manner it deems appropriate and fair.

        The bonds do not provide for any sinking fund.

Trading Characteristics

        The bonds are expected to trade at a price that takes into account the value, if any, of accrued but unpaid interest. This means that purchasers will not pay, and sellers will not receive, accrued and unpaid interest on the bonds except as included in the trading price thereof. Any portion of the trading price of a bond that is attributable to accrued interest will be treated as ordinary interest income for federal income tax purposes and will not be treated as part of the amount realized for purposes of determining gain or loss on the disposition of the bonds.

Limitation on Issuance of Mortgage Bonds.

        We have agreed not to issue any mortgage bonds under our General Mortgage Indenture and Deed of Trust, dated as of September 15, 1988, between us and Commerce Bank of Kansas City, N.A., as trustee, or under the Indenture of Mortgage and Deed of Trust dated as of April 1, 1946, as amended and supplemented, between us, as successors to St. Joseph Light & Power Company, and The Bank of New York, as trustee, without directly securing the bonds equally and ratably with the mortgage bonds and all other obligations and indebtedness secured under the relevant indenture. As of the date of this prospectus supplement, we have mortgage bonds outstanding in the approximate amount of $29.5 million.

Events of Default.

        With respect to any series of bonds, the indenture defines an event of default as:

  •
  a default in the payment of principal, (or premium, if any), on any debt security at its maturity;

  •
  a default in the payment of any interest on any debt security for 30 days;

  •
  a default in the payment of any sinking fund installment;

  •
  our failure to perform any other of the covenants or warranties in the indenture for 60 days after we receive notice of our failure (other than a covenant or warranty included in the indenture solely for the benefit of a series of bonds other than that particular series);

  •
  certain events of bankruptcy, insolvency or reorganization of UtiliCorp; and

  •
  any other event of default provided with respect to bonds of that series. (Section 501).

        If any event of default with respect to any series of bonds at the time outstanding occurs and is continuing, either the trustee or the holders of at least 25% in principal amount of the outstanding bonds of that series may, by notice, declare the principal amount (or, if the bonds are original issue discount securities, such portion of the principal amount as may be specified in the terms of that series) of all bonds of that series to be due and payable immediately. Upon certain conditions the holders of a majority in principal amount of the outstanding bonds of that series on behalf of the holders of all bonds of that series may annul that declaration and waive past defaults. A declaration may not, however, be annulled if the default is a default in payment of principal of, or premium or interest, if any, on the bonds and other specified defaults unless that default has been cured. (Section 502 and 513).

        The prospectus supplement relating to each series of outstanding bonds which are original issue discount securities will contain the particular provisions relating to acceleration of the maturity of a portion of the principal amount of those original issue discount securities if an event of default occurs and continues.

        The indenture states that the trustee will give notice to the holders of any series of bonds of a known default if that default is uncured or not waived. The trustee may decide to withhold a notice of default if it determines in good faith that withholding of the notice is in the interest of the holders of the bonds unless the default is in the payment of principal (or premium, if any) or interest, if any, on any debt security of that series, or in the payment of any sinking fund installment. The trustee may not give notice of default until 30 days after the occurrence of a default in the performance of a covenant in the indenture other than for the payment of the principal of (or premium, if any) or interest, if any, or the deposit of any sinking fund installment. The term default with respect to any series of outstanding bonds for the purpose only of this provision means the happening of any of the events of default specified in the indenture and relating to such series of outstanding bonds, excluding any grace periods and irrespective of any notice requirements. (Section 602).

        The indenture contains a provision entitling the trustee, subject to the duty of the trustee during default to act with the required standard of care, to be indemnified by the holders of any series of outstanding bonds before proceeding to exercise any right or power under the indenture at the request of the holders of that series of bonds. (Section 603). The indenture states that the holders of a majority in principal amount of outstanding bonds of any series may direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or other power conferred on the trustee. The trustee, however, may decline to act if that direction is contrary to law or the indenture. (Section 512).

        The indenture requires us to annually file with the trustee a certificate stating that no default exists or identifying any existing default.

UNDERWRITING

        Under the terms and subject to the conditions contained in a purchase agreement dated February 25, 2002, we have agreed to sell to the underwriters named below, and each of the underwriters severally and not jointly has agreed to purchase from us, the following respective principal amounts of the bonds:

Name	Principal Amount of Bonds
Morgan Stanley & Co. Incorporated	$50,781,250
Merrill Lynch, Pierce, Fenner & Smith Incorporated	50,781,250
Salomon Smith Barney Inc.	50,781,250
UBS Warburg LLC	50,781,250
Credit Suisse First Boston Corporation	12,500,000
A.G. Edwards & Sons, Inc.	1,250,000
Bear, Stearns & Co. Inc.	1,250,000
CIBC World Markets Corp.	1,250,000
Dain Rauscher Wessels	1,250,000
Deutsche Banc Alex. Brown Inc.	1,250,000
First Union Securities, Inc.	1,250,000
H&R Block Financial Advisors, Inc.	1,250,000
HSBC Securities (USA) Inc.	1,250,000
Legg Mason Wood Walker, Inc.	1,250,000
Prudential Securities Incorporated	1,250,000
Quick & Reilly, Inc.	1,250,000
Charles Schwab & Co., Inc.	1,250,000
TD Waterhouse Investor Services, Inc.	1,250,000
Tucker Anthony Incorporated	1,250,000
U.S. Bancorp Piper Jaffray Inc.	1,250,000
Wells Fargo Van Kasper, LLC	1,250,000
Advest Inc.	625,000
Robert W. Baird & Co. Incorporated	625,000
George K. Baum & Company	625,000
BB&T Capital Markets, a Division of Scott & Stringfellow	625,000
William Blair & Co.	625,000
Davenport & Company LLC	625,000
D.A. Davidson & Co	625,000
Fahnestock & Co. Inc.	625,000
Fifth Third Securities, Inc.	625,000
Gibraltar Securities Co.	625,000
Gruntal & Co., L.L.C.	625,000
J.J.B. Hilliard, W.L. Lyons, Inc.	625,000
Janney Montgomery Scott LLC	625,000
C.L. King & Associates, Inc.	625,000
McDonald Investments Inc., a KeyCorp Company	625,000
McGinn, Smith & Co., Inc.	625,000
Mesirow Financial, Inc.	625,000
Parker/Hunter Incorporated	625,000
Pershing/ a Division of Donaldson, Lufkin & Jenrette	625,000
Raymond James & Associates, Inc.	625,000
Ryan, Beck & Co. LLC	625,000
Southwest Securities, Inc.	625,000
Stifel, Nicolaus & Company Incorporated	625,000

Total	$250,000,000

        The purchase agreement provides that the underwriters are obligated to purchase all of the bonds if any are purchased, subject to, among other things, the approval of certain legal matters by their counsel and certain other conditions. The purchase agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering of bonds may be terminated.

        The underwriters initially propose to offer part of the bonds directly to the public at the public offering price set forth on the cover page of this prospectus supplement and part to certain dealers at a price that represents a concession not in excess of $.50 per bond. Any underwriter may allow, and such dealers may reallow, a concession to certain other dealers not to exceed $.45 per bond. After the initial offering of the bonds, the offering price and other selling terms may from time to time be varied by the underwriters.

        We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to an additional $37,500,000 aggregate principal amount of bonds at the public offering price on the cover page of this prospectus supplement less underwriting discounts and commissions. The underwriters may exercise this option solely to cover over-allotments, if any, made in connection with this offering. If the option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase approximately the same percentage of additional bonds as the number set forth next to the underwriter's name in the preceding table bears to the total aggregate principal amount of bonds shown in the preceding table.

        We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. Prior to the offering, there has been no public market for the bonds. We intend to apply to have the bonds listed on the New York Stock Exchange, and we expect trading in the bonds on the New York Stock Exchange to begin within 30 days after the original issue date. In order to meet the requirements for listing the bonds, the underwriters will undertake to sell lots of 100 or more bonds to a minimum of 400 beneficial holders.

        The bonds are a new issue of securities with no established trading market. The representatives have advised us that they intend to make a market in the bonds. The representatives are not obligated, however, to do so and may discontinue their market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the bonds.

        In order to facilitate the offering of the bonds, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the bonds. Specifically, the underwriters may overallot the offering, creating a short position in the bonds for their own account. In addition, to cover short positions or to stabilize the price of the bonds, the underwriters may bid for, and purchase, the bonds in the open market. Finally, the underwriters may reclaim selling concessions allowed to an underwriter or a dealer for distributing the bonds in the offering, if they repurchase previously distributed bonds in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the bonds above independent market levels. The underwriters are not required to engage in these activities and may end any of these activities at any time.

        Some of the underwriters and their affiliates have provided, and may provide in the future, investment and commercial banking and financial advisory services to us and/or our subsidiaries from time to time.

LEGAL MATTERS

        Certain legal matters relating to the issuance and sale of the bonds will be passed upon for us by Blackwell Sanders Peper Martin LLP, Two Pershing Square, 2300 Main Street, Kansas City, Missouri 64108, and certain matters will be passed upon for the underwriters by Milbank, Tweed, Hadley & McCloy LLP, 1 Chase Manhattan Plaza, New York, New York 10005. Milbank, Tweed, Hadley & McCloy LLP from time to time provides legal services to us.

EXPERTS

        Our consolidated financial statements for the years ended December 31, 2001, 2000 and 1999, which are incorporated in this prospectus supplement by reference from our Form 8-K dated February 25, 2002 and our consolidated financial statements for the years ended December 31, 2000, 1999 and 1998 which are incorporated in the prospectus by reference to our Form 10-K dated March 29, 2001, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and is incorporated herein in reliance upon the authority of said firm as experts in giving said report.

P R O S P E C T U S

$500,000,000
15,000,000 Shares

SENIOR NOTES
COMMON STOCK

        We will provide specific terms of these securities in supplements to this prospectus. You should read this prospectus and any supplement carefully before you invest.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This Prospectus is dated September 21, 2001

TABLE OF CONTENTS

About This Prospectus	2
Where You Can Find More Information	3
The Company	3
Use of Proceeds	3
Ratio of Earnings to Fixed Charges	4
Description of Common Stock	4
Description of Senior Notes	8
Plan of Distribution	12
Experts	13

ABOUT THIS PROSPECTUS

        This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission utilizing a "shelf" registration process. Under this shelf process, we may, from time to time, sell in one or more offerings senior notes up to a total dollar amount of $500,000,000 and up to 15,000,000 shares of common stock. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading "Where You Can Find More Information." Unless otherwise indicated or unless the context requires otherwise, all references in this prospectus to "UtiliCorp," "we," "our," "us," or similar references mean UtiliCorp United Inc. and all of our subsidiaries.

WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any materials that we file at the Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information regarding the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. We file information electronically with the Commission. The Commission maintains an Internet site that contains the reports, proxy and information statements and other information regarding issuers that file electronically. The address of the Commission's Internet site is http://www.sec.gov.

        The Commission allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to other documents. This information incorporated by reference is considered part of this prospectus, and information that we file later with the Commission will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

  a.
  Annual Report on Form 10-K for the fiscal year ended December 31, 2000.

  b.
  Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31 and June 30, 2001.

  c.
  Current Reports on Form 8-K dated February 2 and February 23, 2001.

  d.
  The description of common stock contained in our Registration Statement on Form 8-B dated May 5, 1987 and the description of the preference stock purchase rights set forth in our Registration Statement on Form 8-A dated March 4, 1997.

You may request a copy of these filings, at no cost, by telephoning or writing to us at the following address:

Investor Relations
UtiliCorp United Inc.
20 West Ninth Street
Kansas City, Missouri 64105
816-421-6600

        Additionally, you can get further information about us on our website, http://www.utilicorp.com. We do not, however, intend for the information on our website to constitute part of this prospectus.

        This prospectus is part of a registration statement we filed with the Commission. You should rely only on the information contained in this prospectus and in any prospectus supplement. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it.

THE COMPANY

        We are a multinational energy and energy services company headquartered in Kansas City, Missouri. Our executive offices are located at 20 West Ninth Street, Kansas City, Missouri 64105 and our telephone number is 816-421-6600.

USE OF PROCEEDS

        Unless otherwise set forth in a prospectus supplement, the net proceeds from the sale of the offered securities will be used for general corporate purposes including repayment of debt, construction and acquisitions.

RATIO OF EARNINGS TO FIXED CHARGES

        Our ratio of earnings to fixed charges for each of the periods indicated is as follows:

	Twelve Months Ended June 30,	Years Ended December 31,
	2001	2000	1999	1998	1997	1996
Ratio of Earnings to Fixed Charges	3.20	2.05	2.03	2.01	2.29	1.79

        The ratio of earnings to fixed charges represents the number of times fixed charges are covered by earnings. For the purpose of these ratios, earnings consist of income before provisions for income taxes and fixed charges less undistributed earnings in equity investments. For this purpose, fixed charges comprise (1) interest on all indebtedness and amortization of debt discount and expense, (2) interest capitalized and (3) an interest factor attributable to rentals.

DESCRIPTION OF COMMON STOCK

General

        The following description of our common stock is a summary and is not complete. You should refer to our governing corporate documents and our Michigan Gas Utilities Indenture, dated as of July 1, 1951, which secures the first mortgage bonds issued by Michigan Gas Utilities Company and assumed by us in connection with our acquisition of Michigan Gas Utilities Company in 1989.

        We are authorized to issue up to 430,000,000 shares of capital stock consisting of:

  •
  400,000,000 shares of common stock, par value $1 per share;

  •
  10,000,000 shares of preference stock, without par value; and

  •
  20,000,000 shares of Class A common stock, par value $1 per share.

Dividend Rights and Limitations

        Subject to the limitation referred to below, our board of directors may declare dividends on our capital stock out of funds legally available for that purpose.

        Cash dividends on our capital stock are restricted by provisions of the Michigan Gas Utilities Indenture. Under the most restrictive of these provisions, we may not declare or pay any dividend, other than a dividend payable in shares of our capital stock, if, after giving effect to the dividend, the sum of:

  •
  the aggregate amount of all dividends declared and all other distributions made, other than dividends declared or distributions made in shares of our capital stock, subsequent to December 31, 1984; plus

  •
  the excess, if any, of the amount applied to or set apart for the acquisition of any shares of our capital stock subsequent to December 31, 1984, over amounts received by us as the net cash proceeds of sales of shares of our capital stock subsequent to that date, would exceed the sum of our net income since January 1, 1985, plus $50 million.

        In addition, we may not declare dividends unless we maintain a tangible net worth of at least $250 million and the total principal amount of our outstanding indebtedness does not exceed 70% of our capitalization. None of our retained earnings was restricted as to payment of cash dividends on our capital stock as of June 30, 2001.

Voting Rights

        Holders of our common stock are entitled to one vote for each share held of record. Our board of directors is divided into three classes, and each year one class is elected to serve a three-year term. Holders of common stock do not have cumulative voting in the election of directors. Accordingly, the holders of more than 50% of the outstanding shares of our common stock voting for the election of directors can elect all the directors, and the remaining holders will not be able to elect any directors.

Liquidation Rights

        Our outstanding common stock is, and the common stock that may be offered from time to time, when issued and paid for will be, fully paid and non-assessable. Holders of common stock do not have any preemptive rights. On liquidation, the holders of the common stock will be entitled to all amounts remaining for distribution after payment of the liquidation preferences of the outstanding shares, if any, of the Class A common stock and the preference stock.

Class A Common Stock and Preference Stock

        Without action by our stockholders, our board of directors may issue one or more series of Class A common stock or preference stock that may have terms more favorable than the common stock, including preferential dividend, liquidation, redemption and voting rights.

        We may use the Class A common stock or the preference stock as an anti-takeover device because these securities may be issued with "super voting" rights and placed in the control of parties aligned with current management. However, the NYSE has in effect a rule that restricts our ability to issue Class A common stock and preference stock with super voting rights. There are presently no shares of Class A common stock or preference stock issued or outstanding.

Stockholder Rights Plan

        We have adopted a stockholder rights plan under which our stockholders have been granted one preference stock purchase right for each share of common stock held. The following description of the purchase rights is not complete. You should refer to the Rights Agreement we entered into with First Chicago Trust Company of New York on December 31, 1996, a copy of which we filed with the Commission as an exhibit to our Form 8-A Registration Statement filed on March 4, 1997.

        Each purchase right, when it becomes exercisable as described below, entitles the holder to purchase one-thousandth of a share of our Series A Participating Cumulative Preference Stock, no par value, at a purchase price of $76.67, subject to certain adjustments and other specified conditions.

        The purchase rights become exercisable upon the occurrence of a "distribution date," which is defined in the rights agreement as the earlier of:

  •
  the tenth business day, or such later date as our board of directors may fix, after the date on which any company commences a tender or exchange offer which, if consummated, would result in the company acquiring ownership of more than 15% of our outstanding common stock; or

  •
  the "flip-in date," which means the tenth business day after we first publicly announce that a company has acquired ownership of more than 15% of our outstanding common stock, or such other date as our board of directors may adopt prior to the flip-in date that would otherwise have occurred.

        The rights agreement does not apply to certain acquisitions, including acquisitions by a company that inadvertently acquires ownership of more than 15% of our outstanding common stock, provided the company promptly divests sufficient shares of common stock to reduce its percentage ownership below 15%.

        If a flip-in date occurs, each purchase right, other than purchase rights the acquiring company or any of its affiliates beneficially own, will constitute the right to purchase from us that number of shares of our common stock having a market value equal to twice the exercise price of the purchase right. On the occurrence of a flip-in date, the purchase rights beneficially owned by the acquiring company or any of its affiliates will be void.

        In addition, our board of directors may, at its option, at any time after a flip-in date and prior to the time the acquiring company becomes the owner of more than 50% of the outstanding shares of our common stock, elect to exchange all of the outstanding purchase rights, other than those purchase rights beneficially owned by the acquiring company or its affiliates, for shares of our common stock at an exchange ratio of one share of our common stock per purchase right. Immediately upon the taking of that action by our board of directors, the right to exercise the purchase rights will terminate and each purchase right will then represent only the right to receive the appropriate number of shares of common stock.

        Whenever we become obligated to issue shares of common stock upon the exercise of or in exchange for purchase rights, we may substitute shares of preference stock, at a ratio of one one-thousandth of a share of preference stock for each share of common stock.

        If we are acquired in a merger or other similar business combination entered into while:

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  the acquiring company or any of its affiliates is in control of our board of directors or 50% or more of our assets; or

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  assets representing 50% or more of our operating income or cash flow are transferred to an acquiring company or any of its affiliates,

then we are required to take all necessary action to ensure that the purchase rights will "flip-over" and entitle each holder of a purchase right to purchase capital stock of the acquiring company having a market value equal to twice the purchase price of the preference stock otherwise purchasable pursuant to the purchase right.

        At any time prior to the earlier of a flip-in date and the tenth anniversary of the rights agreement, our board of directors may redeem the purchase rights in whole, but not in part, at a price of $0.01 per purchase right. Under certain circumstances the rights agreement may be amended by our board of directors without approval from our stockholders.

        The purchase rights have an anti-takeover effect. Specifically, the purchase rights may cause substantial dilution to a person or group that attempts to acquire a substantial number of shares of our common stock without the approval of our board of directors. The purchase rights will not interfere with any merger or other business combination with a third party approved by our board of directors, because the board of directors may, at any time prior to a flip-in date, redeem the purchase rights as described above or amend the rights agreement to render it inapplicable to a specific transaction.

Additional Anti-Takeover Defenses

        A number of provisions in our governing corporate documents may have the effect of discouraging other companies from acquiring large blocks of our common stock or delaying or preventing a change of control of UtiliCorp. For instance, because our certificate of incorporation authorizes our board of directors to issue additional capital stock without stockholder approval, the board of directors could issue additional shares of stock to discourage a change of control of UtiliCorp. Furthermore, the absence of cumulative voting rights could discourage accumulations of large blocks of our common stock by purchasers seeking representation on our board of directors.

        Other provisions in our certificate of incorporation are designed to discourage attempts to obtain control of UtiliCorp in a transaction not approved by our board of directors. Such provisions include:

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  an 80% stockholder vote requirement to remove the entire board of directors;

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  a prohibition against the removal of individual directors without cause;

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  a requirement that the board of directors be divided into three classes, with one class elected each year for a three-year term;

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  an 80% stockholder vote requirement to amend provisions of the certificate of incorporation relating to our board of directors;

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  an 80% stockholder vote requirement to approve certain business transactions, unless certain minimum price conditions are met;

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  an 80% stockholder vote requirement to amend the above-listed provisions;

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  a requirement that stockholder action may be taken only at an annual or special meeting; and

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  a requirement that special meetings may be called by not less than a majority of the stockholders.

        Our bylaws also contain provisions that may have an anti-takeover effect, including:

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  advance notice requirements for stockholder nominations to our board of directors; and

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  a requirement that nominating stockholders provide information comparable to that which we would be required to provide under federal securities laws.

These bylaw provisions could enable us to delay undesirable stockholder actions in order to give us more time and information to adequately respond.

        As previously described, our stockholder rights plan also has an anti-takeover effect. Severance agreements we have entered into with certain of our management employees may have anti-takeover effects as well. Such severance agreements provide that we must pay certain benefits if the employees are terminated without good cause or resign for good reason, as defined in the agreements, within three years after a change of control of UtiliCorp.

Transfer Agent and Registrar

        The co-transfer agents for our common stock are:

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  Equiserve Trust Company, N.A., Jersey City, New Jersey;

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  UMB Bank, N.A., Kansas City, Missouri; and

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  The R-M Trust Company, Toronto, Ontario, Canada.

        The registrar for the common stock is Equiserve Trust Company, N.A. of Jersey City, New Jersey. Our common stock is listed on the New York, Pacific and Toronto Stock Exchanges, and unless the prospectus supplement accompanying this prospectus states otherwise, the common stock offered under this prospectus will be listed on those exchanges.

DESCRIPTION OF SENIOR NOTES

        We may issue senior notes from time to time in one or more series, under an Indenture dated as of August 24, 2001, as supplemented, between us and BankOne Trust Company, N.A., as the trustee. The indenture has been filed as an exhibit to the registration statement of which this prospectus is a part. The following description of certain provisions of the indenture is a summary and is not complete. You should refer to all of the provisions of the indenture, including the definitions of certain terms contained in the indenture. A copy of the indenture may be obtained from us upon request.

General

        The indenture does not limit the aggregate principal amount of the senior notes or the aggregate principal amount of any particular series of senior notes that we may issue under the indenture. The indenture states that we may issue senior notes from time to time in one or more series. The senior notes will be unsecured obligations and will rank equally with all of our other unsecured and unsubordinated indebtedness.

        The specific terms of each series of senior notes will be set forth in the prospectus supplement relating to that series, including the following terms, if possible:

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  the title of the senior notes;

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  the aggregate principal amount of the series of senior notes and any limit on the aggregate principal amount of that series;

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  the price (expressed as a percentage of the aggregate principal amount) at which we will issue the series of senior notes;

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  the maturity date or dates for the series of senior notes;

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  the interest rate or rates (which may be fixed or variable) per annum for the series of senior notes, if any, or any method by which the interest rate or rates, will be determined;

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  the date or dates:

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  from which the interest, if any, will accrue;

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  on which the interest, if any, will be payable;

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  on which payment of the interest, if any, will commence; and

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  of record for any interest payments;

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  the person, if different than the registered holder as of the record date, to whom any interest will be payable;

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  the dates, if any, on which and the price at which the series of senior notes may be redeemed or purchased under any mandatory sinking fund provisions, and the other detailed terms and provisions of the sinking funds;

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  the date, if any, after which and the price at which we or any holder of the senior notes may redeem the senior notes and other detailed terms and provisions of the optional redemptions;

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  any additional restrictive covenants included in the supplemental indentures solely for the benefit of the series of senior notes;

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  any additional events of default (as defined below) solely with respect to the series of senior notes;

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  the currency or currencies in which we will pay the principal of (and premium, if any) or interest, if any, on the series of senior notes;

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  the index, if any, used to determine the amount of principal of (and premium, if any) and interest, if any on the series of senior notes;

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  whether we will use a global security with respect to the series of senior notes, the name of the depository for the global security and the terms, if any, upon which interests in the global security may be exchanged for definitive senior notes; and

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  any additional terms of the series of the senior notes.

        Unless the applicable prospectus supplement states otherwise, we will pay the principal, and the premium and interest, if any, on the series of senior notes at the office or agency we maintain in New York, New York for that purpose. In addition, the transfer or exchange of the senior notes will be registerable at that same office. We may, however, pay interest by check mailed to the address as it appears on the security register of any person entitled to payment of interest. (Sections 301, 305 and 1002).

        Unless the applicable prospectus supplement states otherwise, we will only issue the senior notes in registered form without coupons and in denominations of $1,000 and integral multiples of $1,000. (Section 302). No service charge will be made for any registration of transfer or exchange of the senior notes, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection with the transfer or exchange. (Section 305).

        We may issue senior notes as original issue discount securities (as defined below) meaning that they will be sold at a discount below their principal amount. We will describe special federal income tax, accounting and other considerations applicable to original issue discount securities in the prospectus supplement. "Original issue discount security" is any security that provides for the acceleration of the maturity of an amount less than the principal amount of the security upon the occurrence and continuance of an event of default. (Section 101).

Events of Default

        With respect to any series of senior notes, the indenture defines an event of default as:

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  a default in the payment of principal, (or premium, if any), on any debt security at its maturity;

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  a default in the payment of any interest on any debt security for 30 days;

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  a default in the payment of any sinking fund installment;

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  our failure to perform any other of the covenants or warranties in the indenture for 60 days after we receive notice of our failure (other than a covenant or warranty included in the indenture solely for the benefit of a series of senior notes other than that particular series);

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  a default by us under any indebtedness for money we have borrowed resulting in indebtedness in an aggregate principal amount exceeding $10,000,000 becoming due prior to maturity, if the acceleration of that indebtedness is not rescinded within 10 days after notice of such default;

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  certain events of bankruptcy, insolvency or reorganization of UtiliCorp; and

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  any other event of default provided with respect to senior notes of that series. (Section 501).

        If any event of default with respect to any series of senior notes at the time outstanding occurs and is continuing, either the trustee or the holders of at least 25% in principal amount of the outstanding senior notes of that series may, by notice, declare the principal amount (or, if the senior notes are original issue discount securities, such portion of the principal amount as may be specified in the terms of that series) of all senior notes of that series to be due and payable immediately. Upon certain conditions the holders of a majority in principal amount of the outstanding senior notes of that series on behalf of the holders of all senior notes of that series may annul that declaration and waive past defaults. A declaration may not, however, be annulled if the default is a default in payment of principal of, or premium or interest, if any, on the senior notes and other specified defaults unless that default has been cured. (Section 502 and 513).

        The prospectus supplement relating to each series of outstanding senior notes which are original issue discount securities will contain the particular provisions relating to acceleration of the maturity of a portion of the principal amount of those original issue discount securities if an event of default occurs and continues.

        The indenture states that the trustee will give notice to the holders of any series of senior notes of a known default if that default is uncured or not waived. The trustee may decide to withhold a notice of default if it determines in good faith that withholding of the notice is in the interest of the holders of the senior notes unless the default is in the payment of principal (or premium, if any) or interest, if any, on any debt security of that series, or in the payment of any sinking fund installment. The trustee may not give notice of default until 30 days after the occurrence of a default in the performance of a covenant in the indenture other than for the payment of the principal of (or premium, if any) or interest, if any, or the deposit of any sinking fund installment. The term default with respect to any series of outstanding senior notes for the purpose only of this provision means the happening of any of the events of default specified in the indenture and relating to such series of outstanding senior notes, excluding any grace periods and irrespective of any notice requirements. (Section 602).

        The indenture contains a provision entitling the trustee, subject to the duty of the trustee during default to act with the required standard of care, to be indemnified by the holders of any series of outstanding senior notes before proceeding to exercise any right or power under the indenture at the request of the holders of that series of senior notes. (Section 603). The indenture states that the holders of a majority in principal amount of outstanding senior notes of any series may direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or other power conferred on the trustee. The trustee, however, may decline to act if that direction is contrary to law or the indenture. (Section 512).

        The indenture requires us to annually file with the trustee a certificate stating that no default exists or identifying any existing default.

Defeasance

        At our option, we:

  •
  will be discharged from all obligations with respect to the senior notes (except for certain obligations including registering the transfer or exchange of the senior notes, replacing stolen, lost or mutilated senior notes, maintaining paying agencies and holding monies for payment in trust); or

  •
  need not comply with certain restrictive covenants of the indenture,

if we deposit with the trustee (and in the case of a discharge, 91 days after such deposit) money, or U.S. government obligations, or a combination of both, sufficient to pay all the principal of and interest on the senior notes on the date those payments are due in accordance with the terms of the senior notes to and including a redemption date which we irrevocably designate for redemption of the senior notes. To exercise this option, we must meet certain conditions, including delivering to the trustee an opinion of counsel stating that the deposit and related defeasance will not cause the holders of the senior notes to recognize income, gain or loss for federal income tax purposes. (Sections 403 and 1008).

Modification of the Indenture

        With respect to any series of senior notes we and the trustee may add provisions to or change or eliminate any of the provisions of the indenture relating to that series if holders of at least a majority in principal amount of that series of senior notes, voting as a class, consent. We and the trustee cannot, however, modify the indenture to:

  •
  change the stated maturity of any senior note;

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  reduce the principal amount of, or the rate of interest or any premium on, any senior note;

  •
  change the place or currency of payment on any senior note;

  •
  impair the right to institute suit for the enforcement of any payment on or after the stated maturity of any security;

  •
  reduce the percentage of outstanding senior notes necessary to modify or amend the indenture; or

  •
  reduce the percentage of aggregate principal amount of outstanding senior notes necessary to waive compliance with certain provisions of the indenture or to waive certain covenants and defaults. (Section 902).

Consolidations, Merger and Sale of Assets

        Without the consent of the holders of any of the outstanding senior notes under the indenture, we may:

  •
  consolidate with or merge into any other corporation;

  •
  transfer or lease substantially all of our assets to any person;

  •
  acquire or lease substantially all of the assets of any person; or

  •
  permit any corporation to merge into us, if:

  •
  the successor is a corporation organized under the laws of any domestic jurisdiction;

  •
  the successor corporation, if other than us, assumes our obligations on the senior notes and under the indenture; and

  •
  after giving the effect to the transaction, no event of default, and no event which, after notice or lapse of time, would become an event of default, will occur. (Section 801).

        Certain of the covenants described above will not necessarily afford the holders protection in the event we are involved in a highly leveraged transaction, such as a leveraged buyout. However, we must obtain regulatory approval to issue long-term debt.

Outstanding Senior Notes

        In determining whether the holders of the requisite principal amount of outstanding senior notes have given any request, demand, authorization, direction, notice, consent or waiver under the indenture, the following are taken into account:

  •
  the portion of the principal amount of an original issue discount security deemed to be outstanding is that portion of the principal amount that could be declared to be due and payable upon the occurrence and continuation of an event of default under the terms of the original issue discount security as of the date of the determination, and

  •
  senior notes we or any of our affiliates own are not considered to be outstanding. (Section 101).

Regarding the Trustee

        We have a bank line of credit and maintain depository and other banking relationships with Bank One, N.A., an affiliate of the trustee.

PLAN OF DISTRIBUTION

        We may sell the securities in any of four ways:

  •
  through underwriters or dealers;

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  directly to a limited number of institutional purchasers or to a single purchaser;

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  through agents; or

  •
  through direct sales or auctions performed by utilizing the Internet or a bidding or ordering system.

        Any underwriter, dealer or agent, may be deemed to be an underwriter within the meaning of the Securities Act of 1933. The terms of the offering of the securities with respect to which this prospectus is being delivered will be set forth in the applicable prospectus supplement and will include:

  •
  the name or names of any underwriters, dealers or agents;

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  the purchase price of the securities and the proceeds to us from such sale;

  •
  any underwriting discounts and other items constituting underwriters' compensation;

  •
  the public offering price; and

  •
  any discounts or concessions which may be allowed or reallowed or paid to dealers and any securities exchanges on which the securities may be listed.

        If underwriters are used in the sale of securities, the securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The securities may be offered to the public either through underwriting syndicates represented by managing underwriters or directly by one or more underwriters acting alone. Unless otherwise set forth in the applicable prospectus supplement, the obligations of the underwriters to purchase the securities described in the applicable prospectus supplement will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all of the securities if any are so purchased by them. Any public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

        The securities may be sold from time to time directly by us through agents designated by us. Any agents involved in the offer or sale of the securities in respect of which this prospectus is being delivered, and any commissions payable by us to such agents, will be set forth in the applicable prospectus supplement. Unless otherwise indicated in the applicable prospectus supplement, any agent will be acting on a best efforts basis for the period of its appointment.

        If dealers are utilized in the sale of any securities, we will sell the securities to the dealers as principals. Any dealer may resell the securities to the public at varying prices to be determined by the dealer at the time of resale. The name of any dealer and the terms of the transaction will be set forth in the prospectus supplement with respect to the securities being offered.

        Securities may also be offered and sold, if so indicated in the applicable prospectus supplement, in connection with a remarketing upon their purchase, in accordance with a redemption or repayment pursuant to their terms, or otherwise, by one or more firms, which we refer to herein as the "remarketing firms," acting as principals for their own accounts or as our agents. Any remarketing firm will be identified and the terms of its agreement, if any, with us and its compensation will be described in the applicable prospectus supplement. Remarketing firms may be deemed to be underwriters, as that term is defined in the Securities Act in connection with the securities remarketed thereby.

        If so indicated in the applicable prospectus supplement, we will authorize agents, underwriters or dealers to solicit offers by certain specified institutions to purchase the securities to which this prospectus and the applicable prospectus supplement relates from us at the public offering price set forth in the applicable prospectus supplement, plus, if applicable, accrued interest, pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. These contracts will be subject only to those conditions set forth in the applicable prospectus supplement, and the applicable prospectus supplement will set forth the commission payable for solicitation of the contracts.

        Underwriters will not be obligated to make a market in any securities. No assurance can be given regarding the activity of trading in, or liquidity of, any securities.

        Agents, dealers, underwriters and remarketing firms may be entitled, under agreements entered into with us, to indemnification by us against certain civil liabilities, including liabilities under the Securities Act, or to contribution to payments they may be required to make in respect thereof. Agents, dealers, underwriters and remarketing firms may be customers of, engage in transactions with, or perform services for, us in the ordinary course of business.

        Each series of securities will be a new issue and, other than the common stock, which is currently listed on the New York, Pacific and Toronto Stock Exchanges, will have no established trading market. We may elect to list any series of securities on an exchange, and in the case of the common stock, on any additional exchange, but, unless otherwise specified in the applicable prospectus supplement, we shall not be obligated to do so. No assurance can be given as to the liquidity of the trading market for any of the securities.

        We may also offer senior notes directly to the public, with or without the involvement of agents, underwriters or dealers and may utilize the Internet or another electronic bidding or ordering system for the pricing and allocation of such senior notes. Such a system may allow bidders to directly participate, through electronic access to an auction site, by submitting conditional offers to buy that are subject to acceptance by us, and which may directly affect the price or other terms at which such securities are sold.

        The final offering price at which senior notes would be sold and the allocation of senior notes among bidders, would be based in whole or in part on the results of the Internet bidding process or auction. Many variations of the Internet auction or pricing and allocating systems are likely to be developed in the future, and we may utilize such systems in connection with the sale of Senior Notes. We will describe in the related supplement to this prospectus how any auction or bidding process will be conducted to determine the price or any other terms of the Senior Notes, how potential investors may participate in the process and, when applicable, the nature of the underwriters' obligations with respect to the auction or ordering system.

EXPERTS

        Our annual consolidated financial statements and schedules incorporated in this prospectus by reference from our 2000 Annual Report on Form 10-K have been audited by Arthur Andersen LLP, independent public accounts, as indicated in their report with respect thereto, and are incorporated herein in reliance upon the authority of said firm as experts in giving said reports.

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SUMMARY
RISK FACTORS
FORWARD LOOKING STATEMENTS
USE OF PROCEEDS
RATIO OF EARNINGS TO FIXED CHARGES
CAPITALIZATION
DESCRIPTION OF BONDS
UNDERWRITING
LEGAL MATTERS
EXPERTS
ABOUT THIS PROSPECTUS
WHERE YOU CAN FIND MORE INFORMATION
THE COMPANY
USE OF PROCEEDS
RATIO OF EARNINGS TO FIXED CHARGES
DESCRIPTION OF COMMON STOCK
DESCRIPTION OF SENIOR NOTES
PLAN OF DISTRIBUTION
EXPERTS